RMS 10/3/17



SE

17018541

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SEC Mail Processing Section SEP 27 2017 Washington DC 412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2016 (MM/DD/YY) AND ENDING June 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bryan Funding, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bryan Funding, Inc. 125 Technology Dr, Suite 105

(No. and Street)

Canonsburg	PA	15317
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen A. Bryan (724) 746-4004

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group, LLC

(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane, Suite 401, Kennett Square, PA 19348-1914

(Address) (City) (State) (Zip Code)

RECEIVED 2017 SEP 28 AM 8:17 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard G. Bryan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Funding, Inc., as of June 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Cynthia Lynn Bryan, Notary Public
Cecil Twp., Washington County
My Commission Expires Aug. 10, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bryan Funding, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Theron

For the Year-Ended June 30, 2017

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owners
of Bryan Funding, Inc.

We have audited the accompanying financial statements of Bryan Funding, Inc., which comprise the statement of financial condition as of June 30, 2017, and the related statements of operations, changes in ownership equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Bryan Funding, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bryan Funding, Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4) has been subjected to audit procedures performed in conjunction with the audit of Bryan Funding, Inc.'s financial statements. The supplemental information is the responsibility of Bryan Funding, Inc.'s management.

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC
Kennett Square, Pennsylvania
September 19, 2017

Bryan Funding, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended June 30, 2017

ASSETS

Current Assets

Cash and cash equivalents	$ 67,367
Accounts receivable	92,686
Prepaid taxes	440
Total Assets	$ 160,493

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Commissions payable	$ 101,248
Total Current Liabilities	101,248

Stockholder's Equity

Capital stock, $1.00 par value; 5,000 shares authorized and outstanding	5,000
Paid-in capital	15,000
Retained earnings	39,245
Total Equity	59,245
	$ 160,493

The accompanying notes are an integral part of these financial statements.

Bryan Funding, Inc

Financial Statements

Statement of Operations

As of and for the Year-Ended June 30, 2017

Income	
Commissions	$ 1,069,599
Expenses	
Commissions	951,945
Administrative and compliance	19,500
Wholesaling fees	64,330
Insurance	3,528
Accounting fees	26,550
Office expenses	995
Regulatory fees	6,899
Email gathering service	779
Shared office expenses	(5,467)
Bank and brokerage fees	109
	1,069,168
Net income (loss)	431

The accompanying notes are an integral part of these financial statements.

Bryan Funding, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended June 30, 2017

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:	
Cash received from customers	$ 1,050,576
Cash paid to suppliers	(1,061,257)
Income taxes paid	-
	(10,681)
Net Increase (Decrease) in Cash and Cash Equivalents	(10,681)
Cash and Cash Equivalents at July 1, 2016	78,048
Cash and Cash Equivalents June 30, 2017	$ 67,367

Reconciliation of Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:

Net income (loss)	$ 431
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Change in assets and liabilities:	
(Increase) decrease in accounts receivable	(19,023)
(Increase) decrease in prepaid taxes	-
Increase (decrease) in accounts payable	(1,660)
Increase (decrease) in commissions payable	17,038
Increase (decrease) in shared office liability	(7,467)
Increase (decrease) in income taxes payable	-
Net Cash Provided By (Used In) Operating Activities	$ (10,681)

The accompanying notes are an integral part of these financial statements.

Bryan Funding, Inc.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended June 30, 2017

	Common Stock	Paid-in Capital	Retained Earnings
Balances at July 1, 2016	$ 5,000	$ 15,000	$ 38,814
Additional paid-in capital			
Net Income (Loss) for the Year			431
Balances at June 30, 2017	$ 5,000	$ 15,000	$ 39,245

The accompanying notes are an integral part of these financial statements.

Bryan Funding, Inc.
Notes to Financial Statements
As of and for the Year-Ended June 30, 2017

Note 1 – Organization and Summary of Significant Accounting Policies

A. Nature of Business – Bryan Funding, Inc. (the "Company"), a Pennsylvania Corporation, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA")

   The Company was organized as a broker-dealer to sell direct participation interests in oil and gas limited partnerships and securities. The Company was formed on May 21, 1981.

B. Basis of Presentation – The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

D. Securities Transactions – The Company sells direct participation interests in oil and gas limited partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The issuing managing general partner pays the commission directly to the Company.

   GAAP requires that customer and proprietary securities transactions and the related commission income be recorded on a trade date basis. In keeping with industry practices, the Company records such transactions on a trade date basis.

E. Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

F. Concentrations of Credit Risk – The majority of cash and cash equivalents are deposited with one financial institution. The deposits in excess of federally insured limits are subject to risk. The balances of these deposits fluctuate throughout the year based on the operations of the Company.

G. Accounts Receivable - Accounts receivable shown on the accompanying financial statement represents 12B-1 fees due from the mutual fund companies.

Bryan Funding, Inc.
Notes to Financial Statements
As of and for the Year-Ended June 30, 2017

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

H. Revenue Recognition - Commission revenue is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a trade date basis.

I. Income Taxes - The Company adopted the provisions of Accounting Standards Codification Topic 740 (ASC 740) (formerly FIN 48) on July 1, 2009. The adoption of ASC 740 resulted in no change to the financial statements. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The Company policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. For the year ended June 30, 2017, there were no uncertain tax positions and therefore no accrued interest and penalties were recorded. The Company files income tax returns in the U.S. federal jurisdiction, and also in the state of Pennsylvania. The tax returns prior to fiscal year 2013 are closed.

J. Fair Value Measurements - The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value.

Note 2 - Income Taxes

The company had net income before deducting carry forward net operating losses of $431. After deducting the net operating losses the company has no taxable income for the current year and therefore no tax provision was reflected on the accompanying financial statements. The net operating loss remaining after the $431 of current income is applied against the losses will be carried forward. The benefit of the carry forward losses expires in the year ended June 30, 2036. The company has no deferred income taxes due as of June 30, 2017.

Expected income tax expense at the U.S. statutory tax rate	$ 65	15.0%
The effect of:		
Net operating loss carryover	(65)	(15.0)
	$ - 0 -	- 0 -%

Note 3 - Related Party Transactions

The Company paid commissions of $ 59,375 to Richard Bryan during the fiscal year ending June 30, 2017 and has a payable of $ 20,000 due him at June 30, 2017. Richard Bryan is the sole owner of Bryan Funding, Inc. Commissions from Bryan Energy Management, LLC of $58,350 were received during the year and as of June 30, 2017 there is $0 due to Bryan Funding, Inc. Bryan Energy Management, LLC is 100% owned by Bryan Investment Group, Inc. of which Richard Bryan is majority shareholder and President. The Company also paid commissions of $19,500 and $19,500 to Rebecca Bryan and Karen Bryan, respectively. Rebecca Bryan and Karen Bryan are related to Richard Bryan the sole owner of Bryan Funding, Inc.

Note 4 - Subsequent Events

Management has evaluated subsequent events through August 15, 2017, the date on which the financial statements were available to be issued.

Note 5 - Statement Related to Uniform Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during it first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2017, the Company had a net capital of $47,367, which was $40,617 in excess of its required net capital of $6,750. The Company's net capital ratio was 214% (2:14:1). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Bryan Funding, Inc.
Supplementary Schedules Pursuant to SEC Rule 17a-5 of Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2017

Computation of Net Capital	
Stockholder's Equity	$ 59,245
Non-Allowable Assets	
Receivables from non-customers	(11,438)
Prepaid expenses	(440)
Net Allowable Capital	$ 47,367

Computation of Net Capital Requirement:	
Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 6,750
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	6,750
Excess Net Capital	40,617

Computation of Aggregate Indebtedness	
Total Aggregate Indebtedness	$ 101,248
Percentage of Aggregate Indebtedness to Net Capital	2.14

Computation of Reconcilaition of Net Capital	
Net Capital Computed on FOCUS IIA as of June 30, 2017	$ 47,367
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	$ 47,367
Reconciled Difference	-

Bryan Funding, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2017

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does maintain customer funds to segregate nor does it maintain separate accounts for customers. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owners
of Bryan Funding, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Bryan Funding, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bryan Funding, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Bryan Funding, Inc. stated that Bryan Funding, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bryan Funding, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bryan Funding, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC
Kennett Square, Pennsylvania
September 19, 2017

BRYAN FUNDING, INC.

125 Technology Dr., Suite 105, Canonsburg, PA 15317
724.746.4004 Fax: 724.746.6004 toll free- 888-637-9908

September 12, 2017

Liza Zumsteg, CPA
RW Group, LLC
400 Old Forge Lane, Suite 401
Kennett Square, PA 19348

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE June 30, 2017

Dear Ms. Zumsteg,

Please be advised that Bryan Funding, Inc., has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of July 1, 2016 through June 30, 2017. Bryan Funding, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (Mutual Funds and oil & gas partnerships). Bryan Funding, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, 05/21/1981.

Richard G. Bryan, Jr., the president of Bryan Funding, Inc., has made available to RW Group, LLC all records and information including all communications from regulatory agencies received through the date of this audit June 30, 2017.

Richard G. Bryan, Jr. has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Bryan Funding, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (724) 746-4004.

Very truly yours,



Richard G. Bryan, Jr.
President
Bryan Funding, Inc.


RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Owners of
Bryan Funding, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2017, which were agreed to by Bryan Funding, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Bryan Funding, Inc.'s compliance with the applicable instructions of Form SIPC-7. Bryan Funding, Inc.'s management is responsible for Bryan Funding, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting that Bryan Funding, Inc. no variances;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. The Form SIPC-7 was mathematically accurate, there were no related schedules and adjustments; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RW Group, LLC

Kennett Square, PA
September 19, 2017

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal
An Association of Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

Updated

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 6/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027880 FINRA JUN
Bryan Funding Inc.
125 Technology Dr Ste 105
Canonsburg PA 15317-9557

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Bryan
724-746-4004

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) <750>

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bryan Funding Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Fin Op.
(Title)

Dated the 15th day of Sept, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2016
and ending 6/30/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,051,913.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 993,063.00

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Limited Partnership (Reg D) 57350 + Reim Mktg $1500.00 58,850.00

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,051,913.00

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0015 Rate effective 1/1/2017 $ 0

(to page 1, line 2.A.)